Exhibit 1
CAMECO CORPORATION
2009 CONSOLIDATED FINANCIAL STATEMENTS
February 23, 2010

REPORT OF MANAGEMENT’S ACCOUNTABILITY
The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgment, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.
Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.
In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the corporation’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s system of internal control over financial reporting was effective as at December 31, 2009.
KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).
The board of directors annually appoints an audit committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit committee. The audit committee reviews the financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Gerald W. Grandey	Original signed by O. Kim Goheen

President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer

February 23, 2010	February 23, 2010

AUDITORS’ REPORT
To the Shareholders of Cameco Corporation
We have audited the consolidated balance sheets of Cameco Corporation (“the Corporation”) as at December 31, 2009 and 2008 and the consolidated statements of earnings, shareholders’ equity, comprehensive income, accumulated other comprehensive income and cash flows for each of the years then ended. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.
Original signed by KPMGLLP
Chartered Accountants
Saskatoon, Canada
February 23, 2010

Consolidated Balance Sheets

		(Recast
		note 25)
As at December 31
($Cdn thousands)	2009	2008
| |
Assets
Current assets
Cash and cash equivalents	$1,101,229	$64,222
Short-term investments [note 5]	202,836	—
Accounts receivable	453,622	522,504
Inventories [note 6]	453,224	398,110
Supplies and prepaid expenses	162,105	143,020
Current portion of long-term receivables, investments and other [note 9]	154,725	49,836
Assets of discontinued operations [note 25]	—	1,176,056

	2,527,741	2,353,748

Property, plant and equipment [note 7]	4,068,103	3,932,658
Intangible assets [note 8]	97,713	101,442
Long-term receivables, investments and other [note 9]	648,545	622,753

Total assets	$7,342,102	$7,010,601

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$534,664	$514,710
Short-term debt [notes 10, 24]	76,762	89,817
Dividends payable	23,570	21,943
Current portion of long-term debt [note 11]	11,629	10,175
Current portion of other liabilities [note 13]	29,297	117,222
Future income taxes [note 18]	87,135	68,857
Liabilities of discontinued operations [note 25]	—	743,323

	763,057	1,566,047

Long-term debt [note 11]	952,853	1,212,982
Provision for reclamation [note 12]	296,896	313,203
Other liabilities [note 13]	187,072	179,880
Future income taxes [note 18]	134,356	83,848

	2,334,234	3,355,960
Minority interest	164,040	141,018

Shareholders’ equity
Share capital	1,512,461	1,062,714
Contributed surplus	131,577	131,858
Retained earnings	3,158,506	2,153,315
Accumulated other comprehensive income	41,284	165,736

	4,843,828	3,513,623

Total liabilities and shareholders’ equity	$7,342,102	$7,010,601

Commitments and contingencies [notes 12,18,26]
See accompanying notes to consolidated financial statements.
Approved by the board of directors
Original signed by Gerald W. Grandey and John H. Clappison

Consolidated Statements of Earnings

		(Recast
		note 25)
For the years ended December 31
($Cdn thousands, except per share amounts)	2009	2008

Revenue from
Products and services	$2,314,985	$2,182,553

Expenses
Products and services sold (i)	1,324,278	1,146,462
Depreciation, depletion and reclamation	240,643	207,453
Administration	135,558	86,392
Exploration	49,061	53,224
Research and development	630	4,998
Interest and other [note 15]	(12,470)	93,281
(Gains) losses on derivatives [note 27]	(243,804)	202,651
Cigar Lake remediation	17,884	11,369
Gain on sale of assets [note 16]	(566)	(4,097)

	1,511,214	1,801,733

Earnings from continuing operations	803,771	380,820
Other expense [note 17]	(36,912)	(39,273)

Earnings before income taxes and minority interest	766,859	341,547
Income tax expense (recovery) [note 18]	52,897	(24,357)
Minority interest	(3,035)	(245)

Earnings from continuing operations	$716,997	$366,149
Earnings from discontinued operations [note 25]	382,425	83,968

Net earnings	$1,099,422	$450,117

Net earnings per share [note 28]
Basic
Continuing operations	$1.84	$1.05
Discontinued operations	0.99	0.24

Total basic earnings per share	$2.83	$1.29

Diluted
Continuing operations	$1.84	$1.04
Discontinued operations	0.98	0.24

Total diluted earnings per share	$2.82	$1.28

(i) Excludes depreciation, depletion and reclamation expenses of:	$228,317	$198,594
See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

		(Recast
		note 25)
For the years ended December 31
($Cdn thousands)	2009	2008

Share capital
Balance at beginning of year	$1,062,714	$819,268
Stock option plan	4,215	1,011
Debenture conversions [note 11]	—	242,435
Equity issuance [note 14]	445,532	—

Balance at end of year	1,512,461	1,062,714

Contributed surplus
Balance at beginning of year	131,858	119,531
Stock option plan amendment [note 22]	—	25,987
Stock-based compensation	641	16,821
Options exercised	(922)	(40)
Debenture conversions [note 11]	—	(30,441)

Balance at end of year	131,577	131,858

Retained earnings
Balance at beginning of year	2,153,315	1,788,416
Net earnings	1,099,422	450,117
Dividends on common shares	(94,231)	(85,218)

Balance at end of year	3,158,506	2,153,315

Accumulated other comprehensive income (loss)
Balance at beginning of year	165,736	104,021
Other comprehensive income	(124,452)	61,715

Balance at end of year	41,284	165,736

Total retained earnings and accumulated other comprehensive income	3,199,790	2,319,051

Shareholders’ equity at end of year	$4,843,828	$3,513,623

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

		(Recast
		note 25)
For the years ended December 31
($Cdn thousands)	2009	2008

Net earnings	$1,099,422	$450,117
Other comprehensive income (loss), net of taxes [note 18]
Unrealized foreign currency translation (losses) gains	(115,739)	137,689
Gains on derivatives designated as cash flow hedges	101,162	23,976
Gains on derivatives designated as cash flow hedges transferred to net earnings	(113,360)	(105,056)
Unrealized gains (losses) on available-for-sale securities	3,011	(14,271)
Losses on available-for-sale securities transferred to net earnings	474	19,377

Other comprehensive income	(124,452)	61,715

Total comprehensive income	$974,970	$511,832

Consolidated Statement of Accumulated Other Comprehensive Income

	Currency
	Translation	Cash Flow	Available-For-
($Cdn thousands)(net of related income taxes)[note 18]	Adjustment	Hedges	Sale Assets	Total

Balance at December 31, 2007	$(72,347)	$182,734	$(6,366)	$104,021
Unrealized foreign currency translation gains	137,689	—	—	137,689
Gains on derivatives designated as cash flow hedges	—	23,976	—	23,976
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(105,056)	—	(105,056)
Unrealized losses on available-for-sale securities	—	—	(14,271)	(14,271)
Losses on available-for-sale securities transferred to net earnings	—	—	19,377	19,377

Balance at December 31, 2008	$65,342	$101,654	$(1,260)	$165,736

Unrealized foreign currency translation losses	(115,739)	—	—	(115,739)
Gains on derivatives designated as cash flow hedges	—	101,162	—	101,162
Gains on derivatives designated as cash flow hedges transferred to net earnings	—	(113,360)	—	(113,360)
Unrealized gains on available-for-sale securities	—	—	3,011	3,011
Losses on available-for-sale securities transferred to net earnings	—	—	474	474

Balance at December 31, 2009	$(50,397)	$89,456	$2,225	$41,284

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

		(Recast
		note 25)
For the years ended December 31
($Cdn thousands)	2009	2008

Operating activities
Net earnings	$1,099,422	$450,117
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	240,643	207,453
Provision for future taxes [note 18]	2,237	(117,461)
Deferred gains	(41,254)	(112,361)
Unrealized (gains) losses on derivatives	(180,260)	156,098
Unrealized foreign exchange losses	—	71,241
Stock-based compensation [note 22]	2,772	14,574
Gain on sale of assets [note 16]	(566)	(4,097)
Equity in loss from associated companies [note 17]	29,811	9,706
Other expense (income) [note 17]	7,101	(425)
Writedown of investments [notes 9, 17]	—	29,992
Discontinued operations [note 25]	(382,425)	(83,968)
Minority interest	(3,035)	(245)
Other operating items [note 19]	(84,333)	(91,036)

Cash provided by operations	690,113	529,588

Investing activities
Additions to property, plant and equipment	(392,719)	(531,061)
Acquisitions, net of cash [note 24]	—	(503,157)
Purchase of short-term investments [note 5]	(202,850)	—
Increase in long-term receivables, investments and other	(40,258)	(49,518)
Proceeds on sale of property, plant and equipment	3,647	37,093

Cash used in investing (continuing operations)	(632,180)	(1,046,643)
Cash provided by investing (discontinued operations) [note 25]	871,300	—

Cash provided by (used in) investing	239,120	(1,046,643)

Financing activities
Decrease in debt	(726,460)	(10,712)
Increase in debt	—	640,089
Issue of debentures, net of issue costs [note 11]	495,272	—
Issue of shares, net of issue costs [note 14]	440,150	—
Issue of shares, stock option plan	1,292	972
Dividends	(92,603)	(80,495)

Cash provided by financing	117,651	549,854

Increase in cash during the year	1,046,884	32,799
Exchange rate changes on foreign currency cash balances	(9,877)	3,737
Cash and cash equivalents at beginning of year	64,222	27,686

Cash and cash equivalents at end of year	$1,101,229	$64,222

Cash and cash equivalents comprised of:
Cash	$56,009	$61,429
Cash equivalents	1,045,220	2,793

	$1,101,229	$64,222

Supplemental cash flow disclosure
Interest paid	$35,267	$52,272
Income taxes paid	$57,093	$117,788

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
For the years ended December 31, 2009 and 2008
($Cdn thousands except per share amounts and as noted)
1. Cameco Corporation
Cameco Corporation is incorporated under the Canada Business Corporations Act. Cameco Corporation and its subsidiaries (collectively, Cameco or the company) are primarily engaged in the exploration for and the development, mining, refining, conversion and fabrication of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries. The company has a 31.6% interest in Bruce Power L.P. (BPLP), which operates the four Bruce B nuclear reactors in Ontario.
2. Significant Accounting Policies
(a)	Consolidation Principles

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Interests in joint ventures are accounted for by the proportionate consolidation method. Under this method, Cameco includes in its accounts its proportionate share of assets, liabilities, revenues and expenses.

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. The most significant estimates are related to the lives and recoverability of mineral properties, provisions for decommissioning and reclamation of assets, future income taxes, financial instruments and mineral reserves. Actual results could differ from these estimates. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

(b)	Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at time of purchase.

(c)	Short-term investments

Short-term investments consist of short-term money market instruments with terms to maturity at the date of acquisition of between three and 12 months. The short-term investments are classified as available-for-sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in other comprehensive income (OCI). Realized gains and losses, as well as other-than-temporary declines in value, are recorded in the consolidated statements of earnings.

(d)	Inventories

Inventories of broken ore, uranium concentrates and refined and converted products are valued at the lower of average cost and net realizable value. Average cost includes direct materials, direct labour, operational overhead expenses and depreciation, depletion and reclamation. Net realizable value for finished products is considered to be the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(e)	Supplies

Consumable supplies and spares are valued at the lower of cost or replacement value.

(f)	Investments

Investments in associated companies over which Cameco has the ability to exercise significant influence are accounted for by the equity method. Under this method, Cameco includes in earnings its share of earnings or losses of the associated company. Portfolio investments are classified as available-for-sale and are carried at fair value in the consolidated balance sheets with unrealized gains and losses reported in other comprehensive income (OCI). Realized gains and losses, as well as other-than-temporary declines in value, are recorded in the consolidated statements of earnings.

(g)	Property, Plant and Equipment

Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains or losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production.

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred and carried at cost with the intention that these will be depleted by charges against earnings from future mining operations. No depreciation or depletion is charged against the property until commercial production commences. After a mine property has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets.

The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

Cameco reviews the carrying values of its property, plant and equipment when changes in circumstances indicate that those carrying values may not be recoverable. Estimated future net cash flows are calculated using estimated recoverable reserves, estimated future commodity prices and the expected future operating and capital costs. An impairment loss is recognized when the carrying value of an asset held for use exceeds the sum of undiscounted future net cash flows. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

Interest is capitalized on expenditures related to development projects actively being prepared for their intended use. Capitalization is discontinued when the asset enters commercial operation or development ceases.

Fuel services assets, mine buildings, equipment and mineral properties are depreciated or depleted according to the unit-of-production method. This method allocates the costs of these assets to each accounting period. For fuel services, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable reserves which are recovered during the period.

Nuclear generating plants are depreciated according to the straight-line method based on the lower of useful life and remaining lease term.

Other assets are depreciated according to the straight-line method based on estimated useful lives, which generally range from three to 10 years.

(h)	Intangible Assets

Intangible assets acquired in a business combination are recorded at their fair values. Finite-lived intangible assets are amortized over the estimated production profile of the business unit to which they relate. The carrying values of intangible assets are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amount is charged to earnings in the current period.

(i)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period, which includes the enactment date. Future income tax assets are recorded in the financial statements and a valuation allowance is provided, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized. Accrued interest and penalties for uncertain tax positions are recognized in the period in which uncertainties are identified.

(j)	Research and Development and Exploration Costs

Expenditures for research and technology related to the products, processes and expenditures for geological exploration programs are charged against earnings as incurred.

(k)	Environmental Protection and Asset Retirement Obligations

The fair value of the liability for an asset retirement obligation is recognized in the period incurred. The fair value, discounted using the company’s credit adjusted risk free rate, is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time, using the company’s credit adjusted risk free rate, through periodic charges to earnings and it is reduced by actual costs of decommissioning and reclamation. Cameco’s estimates of reclamation costs could change as a result of changes in regulatory requirements, reclamation plans, cost estimates and timing of estimated expenditures. Costs related to ongoing environmental programs are charged against earnings as incurred.

(l)	Employee Future Benefits

Cameco accrues its obligations under employee benefit plans. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Cameco measures the plan assets and the accrued benefit obligations on December 31 each year.

On both the Cameco-specific and BPLP-specific defined benefit pension plans, past service costs arising from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants. Net actuarial gains, which exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

On the Cameco-specific retirement benefit plans that do not vest or accumulate, past service costs arising from plan amendments, and net actuarial gains and losses, are recognized in the period they arise. Conversely, the BPLP-specific amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

(m)	Stock-Based Compensation

Cameco has five stock-based compensation plans that are described in note 22. These encompass a stock option plan, an employee share ownership plan, a performance share unit plan, a deferred share unit plan and a phantom stock option plan. In calculating compensation expense, Cameco includes an estimate for forfeitures that is based on historic trends.

Options granted under the stock option and performance share unit plans for which the holder cannot elect cash settlement are accounted for using the fair value method. Under this method, the compensation cost of options granted is measured at estimated fair value at the grant date and recognized over the shorter of the period to eligible retirement or the vesting period. Options that may be settled in cash are accounted for as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period and is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period.

Deferred share units and phantom stock options are amortized over the shorter of the period to eligible retirement or the vesting period and re-measured at each reporting period, until settlement, using the quoted market value. Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with company contributions and with dividends paid on such shares, become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

(n)	Revenue Recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when evidenced by a contract that indicates the product, pricing and delivery terms, delivery occurs, the related revenue is fixed or determinable and collection is reasonably assured.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium Supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually-specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll Conversion Services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. The customer delivers uranium to Cameco’s conversion facilities. Once conversion is complete, Cameco physically delivers converted uranium to enrichment facilities (Enrichers) where the Enricher will credit Cameco’s account for the volume of accepted processed uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion Supply

In a conversion supply arrangement, Cameco is contractually obligated to provide uranium concentrates and conversion services to its customers. Cameco-owned uranium is converted and physically delivered to an Enricher as described in the toll conversion services arrangement. Based on delivery terms in a sales contract with its customer, Cameco instructs the Enricher to transfer title of a contractually-specified quantity of converted uranium to the customer’s account at the Enricher’s facility. At this point, Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided. It is rare for Cameco to enter into back-to-back arrangements for uranium supply and toll conversion services. However, in the event that a customer requires such an arrangement, revenue from uranium supply is deferred until the toll conversion service has been rendered.

Revenue from deliveries to counterparties with whom Cameco has arranged a standby product loan facility (up to the limit of the loan facilities) and the related cost of sales are deferred until the loan arrangements have been terminated, or if drawn upon, when the loans are repaid and that portion of the facility is terminated.

Electricity sales are recognized at the time of generation, and delivery to the purchasing utility is metered at the point of interconnection with the transmission system. Revenues are recognized on an accrual basis, which includes an estimate of the value of electricity produced during the period but not yet billed.

(o)	Amortization of Financing Costs

For financial instruments that are measured at amortized cost, the effective interest method of amortization is used for any debt discounts and issue expenses. Unamortized costs are classified with their related financial liability.

(p)	Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at year-end rates of exchange. Revenue and expense transactions denominated in foreign currencies are translated into Canadian dollars at rates in effect at the time of the transactions. The applicable exchange gains and losses arising on these transactions are reflected in earnings.

The United States dollar is considered the functional currency of most of Cameco’s operations outside of Canada. The financial statements of these operations are translated into Canadian dollars using the current rate method whereby all assets and liabilities are translated at the year-end rate of exchange and all revenue and expense items are translated at the average rate of exchange prevailing during the year. Exchange gains and losses arising from this translation, representing the net unrealized foreign currency translation gain (loss) on Cameco’s net investment in these foreign operations, are recorded in the foreign currency translation adjustments component of accumulated other comprehensive income (AOCI). Exchange gains or losses arising from the translation of foreign debt designated as hedges of a net investment in foreign operations are also recorded in the foreign currency translation adjustments component of accumulated other comprehensive income. These adjustments are not included in earnings until realized through a reduction in Cameco’s net investment in such operations.

(q)	Derivative Financial Instruments and Hedging Transactions

Financial Assets and Financial Liabilities

All financial assets and liabilities are carried at fair value in the consolidated balance sheets, except for items classified in the following categories, which are carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held-for-trading. Realized and unrealized gains and losses on financial assets and liabilities that are held-for-trading are recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets that are available-for-sale are reported in OCI until realized, at which time they are recorded in the consolidated statements of earnings.

Hedge Accounting and Derivatives

Derivative financial and commodity instruments are employed by Cameco to reduce exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. All derivative instruments are recorded at fair value in the consolidated balance sheets, except for those designated as hedging instruments.

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged are recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments are recorded in OCI until the hedged items are recognized in the consolidated statements of earnings. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedging instruments, are marked-to-market and the resulting net gains or losses are recognized on the consolidated statements of earnings.

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held-for-trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives on the consolidated statements of earnings.

(r)	Earnings Per Share

Earnings per share are calculated using the weighted average number of common shares outstanding.

The calculation of diluted earnings per share assumes that outstanding options and warrants which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

3. Accounting Standards
(a)	Changes in Accounting Policies
(i)	Goodwill and Intangible Assets

Effective January 1, 2009, Cameco adopted the new Canadian standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The standard introduces guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets. The standard also harmonizes Canadian standards with IFRS and applies to annual and interim financial statements for fiscal years beginning on or after October 1, 2008. There was no material impact to previously reported financial statements as a result of the implementation of the new standard.

(ii)	Financial Instruments — Disclosures

Effective October 1, 2009, Cameco adopted the amendments to Handbook Section 3862, Financial Instruments — Disclosures. The amendments harmonize Canadian standards with IFRS and provide for enhanced disclosures on liquidity risk and require new disclosures on fair value measurements of financial instruments.
(b)	Future Changes in Accounting Policy
(i)	International Financial Reporting Standards (IFRS)

In February 2008, the Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt IFRS effective January 1, 2011. As a result, Cameco will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. We will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010.

(ii)	Business Combinations

CICA Handbook Section 1582, Business Combinations is effective for business combinations with an acquisition date after January 1, 2011. This standard specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value and a requirement to recognize acquisition-related costs as expenses.

(iii)	Consolidated Financial Statements

CICA Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standard, is effective for periods beginning on or after January 1, 2011. This section establishes the standards for preparing consolidated financial statements.

(iv)	Non-controlling Interests in Consolidated Financial Statements

CICA Handbook Section 1602, Non-controlling Interests in Consolidated Financial Statements is effective for periods beginning on or after January 1, 2011. This section specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. Section 1602 will be applied prospectively to all non-controlling interests, including any that arose before the effective date.

4. Financial Risk Management
This note presents information about various risks that Cameco is exposed to from its use of financial instruments, its objectives, policies and processes for measuring and managing risk, and the company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk Management Overview

Cameco is exposed in varying degrees to a variety of financial instrument related risks. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow.

Market Risk

Cameco engages in various business activities which expose the company to market risk from changes in commodity prices and foreign currency exchange rates. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the company’s portfolios of foreign currency and commodity contracts change. Changes in fair value or cash flows based on market variable fluctuations cannot be extrapolated as the relationship between the change in the market variable and the change in fair value or cash flow may not be linear.

The types of risk exposure and the way in which such exposure is managed are as follows:
(a)	Commodity Price Risk

As a significant producer and supplier of uranium, nuclear fuel processing and electricity, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the company’s control, such as supply and demand fundamentals, geopolitical events and, in the case of electricity prices, weather.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility. To mitigate risks associated with fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. At December 31, 2009, the effect of a $1/MWh increase in the market price for electricity would be an increase of $778,000 in net earnings, and a decrease in other comprehensive income of $3,450,000 for 2009.

(b)	Foreign Exchange Risk

The relationship between the Canadian and US dollars affects financial results of the uranium business as well as the fuel services business.

Sales of uranium and fuel services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars. Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. At December 31, 2009, the effect of a $0.01 increase in the US to Canadian dollar exchange rate on our portfolio of currency hedges and other USD denominated exposures would have been a decrease of $11,000,000 in net earnings for 2009.

(c)	Counterparty Credit Risk

Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the company to the risk of non-payment. Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance.

Cameco manages this risk by monitoring the credit worthiness of our customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Cameco’s maximum counterparty credit exposure at the balance sheet date consists primarily of the carrying amount of financial assets such as accounts receivable and short-term investments. At December 31, 2009, there were no significant concentrations of credit risk and no amounts were held as collateral.

(d)	Liquidity Risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the company’s holdings of cash and cash equivalents. The company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The tables below outline the maturity dates for Cameco’s non-derivative financial liabilities including principal and interest as at December 31, 2009:

		Due in less	Due in	Due in	Due after
(Millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Long-term debt	$794	$—	$—	$—	$794
BPLP lease	171	12	28	35	96
Short-term debt	77	77	—	—	—

Total contractual repayments	$1,042	$89	$28	$35	$890

		Due in less	Due in	Due in	Due after
(Millions)	Total	than 1 year	1-3 years	3-5 years	5 years

Interest on long-term debt	$358	$42	$85	$85	$146
Interest on BPLP lease	67	12	22	17	16
Interest on short-term debt	2	2	—	—	—

Total interest payments	$427	$56	$107	$102	$162

Capital Management

Cameco’s capital structure reflects our vision and the environment in which we operate. We seek growth through development and expansion of existing assets and by acquisition. Our capital resources are managed to support achievement of our goals. The overall objectives for managing capital remained unchanged in 2009 from the prior comparative period. Cameco’s management considers its capital structure to consist of long-term debt, short-term debt (net of cash and cash equivalents), minority interest and shareholders’ equity.

The capital structure at December 31, 2009 was as follows:

(Thousands)	2009	2008

Long-term debt	$964,482	$1,223,157
Short-term debt	76,762	89,817
Cash and cash equivalents	(1,101,229)	(64,222)
Short-term investments	(202,836)	—

Net debt	(262,821)	1,248,752

Minority interest	164,040	141,018
Shareholders’ equity	4,843,828	3,513,623

Total equity	5,007,868	3,654,641

Total capital	$4,745,047	$4,903,393

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees, and set minimum levels for net worth. As of December 31, 2009, Cameco met these requirements.

5. Short-Term Investments
In 2009, Cameco purchased money market instruments with terms to maturity between three and 12 months. The fair values of marketable securities held at December 31, 2009 were $202,836,000 (2008 — nil).
6. Inventories

	2009	2008

Uranium
Concentrate	$310,893	$287,079
Broken ore	18,125	21,396

	329,018	308,475

Fuel Services	124,206	89,635

Total	$453,224	$398,110

7. Property, Plant and Equipment

		Accumulated
		Depreciation
	Cost	and Depletion	2009 Net	2008 Net

Uranium
Mining	$3,308,418	$1,507,039	$1,801,379	$1,799,885
Non-producing	1,476,409	—	1,476,409	1,325,532

Fuel Services	491,921	212,608	279,313	279,391

Electricity
Assets under capital lease	164,288	80,422	83,866	93,220
Other	586,368	224,991	361,377	367,004

Other	117,897	52,138	65,759	67,626

Total	$6,145,301	$2,077,198	$4,068,103	$3,932,658

8. Intangible Assets and Goodwill

		Accumulated
	Cost	Depreciation	2009 Net	2008 Net

Intangible assets	$118,819	$21,106	$97,713	$101,442

The intangible asset value relates to intellectual property associated with Cameco Fuel Manufacturing and is being amortized on a units-of-production basis.
9. Long-Term Receivables, Investments and Other

	2009	2008

BPLP [note 21]
Capital lease receivable from BPLP (i)	$94,895	$97,044
Derivatives [note 27]	141,949	75,994
Accrued pension benefit asset [note 23]	36,613	6,061
Equity accounted investments
Global Laser Enrichment LLC (privately held) [note 24]	185,716	240,018
UNOR Inc. (market value $952)	935	1,088
UEX Corporation (market value $45,909)	6,052	6,714
Huron Wind (privately held)	4,002	4,623
Minergia S.A.C. (privately held)	4,551	534
UFP Investments Inc. (privately held)	2,617	—
Available-for-sale securities
Western Uranium Corporation (market value $4,637)	4,637	3,296
GoviEx Uranium (privately held) [note 24]	25,214	34,442
Derivatives [note 27]	68,432	5,793
Deferred charges
Cost of sales [note 13]	14,415	6,414
Advances receivable from Inkai JV LLP (ii)	141,149	126,130
Accrued pension benefit asset [note 23]	7,773	4,815
Other	64,320	59,623

	803,270	672,589
Less current portion	(154,725)	(49,836)

Net	$648,545	$622,753

(i)	BPLP leases the Bruce A nuclear generating plants and other property, plant and equipment to Bruce A L.P. under a sublease agreement. Future minimum base rent sublease payments under the capital lease receivable are imputed using a 7.5% discount rate.

(ii)	Through an unsecured shareholder loan, Cameco has agreed to fund the development of the Inkai project. The limit of the loan facility is $370,000,000 (US) and advances under the facility bear interest at a rate of LIBOR plus 2%. At December 31, 2009, $337,000,000 (US) of principal and interest was outstanding (2008 — $257,000,000 (US)), of which 40% represents the joint venture partner’s share. As management does not anticipate repayment in the next 12 months, it has classified this loan as long term.

10. Short-Term Debt
In 2008, a promissory note in the amount of $73,344,000 (US) was issued to finance the acquisition of GE Hitachi Global Laser Enrichment LLC (GLE) [note 24]. The promissory note is payable on demand and bears interest at market rates.

In February 2009, Cameco concluded an arrangement for a $100,000,000 unsecured revolving credit facility, maturing February 5, 2010. In December 2009, this facility was extended to February 4, 2011, and is extendable for one additional 364-day term upon mutual agreement with the lender. There is no amount outstanding under this facility.
11. Long-Term Debt

	2009	2008

Debentures	$793,842	$298,177
Capital lease obligation — BPLP	170,640	180,784
Commercial paper and bank debt	—	744,196

	964,482	1,223,157
Less current portion	(11,629)	(10,175)

Net	$952,853	$1,212,982

On September 25, 2003, the company issued unsecured convertible debentures in the amount of $230,000,000. The debentures bore interest at 5% per annum, were to mature on October 1, 2013, and at the holder’s option were convertible into common shares of Cameco. The debentures were redeemable by the company beginning October 1, 2008, at a redemption price of par plus accrued and unpaid interest. The fair value of the conversion option associated with the convertible debentures on the date of issuance was $30,473,000, resulting in an effective interest rate of 7.21%. The amount was reflected as contributed surplus. The conversion price was $10.83 per share, a rate of approximately 92.3 common shares per $1,000 of convertible debentures. Interest was payable semi-annually in arrears on April 1 and October 1. On August 14, 2008, Cameco gave notice of its intention to redeem all of these debentures on October 1, 2008. As a result of debenture conversions and redemptions, 21,204,585 shares were issued during 2008 [note 14].

Cameco has $300,000,000 outstanding in senior unsecured debentures (Series C). These debentures bear interest at a rate of 4.7% per annum (effective interest rate of 4.79%) and mature September 16, 2015.

On September 2, 2009, Cameco issued debentures in the amount of $500,000,000. The debentures bear interest at 5.67% per annum (effective interest rate of 5.80%) and mature on September 2, 2019. The proceeds of the issue after deducting expenses were $495,300,000.

Cameco has a $500,000,000 unsecured revolving credit facility that is available until November 30, 2012. This facility can be extended for an additional year on the 2010 and 2011 anniversary dates, upon mutual agreement with the lenders. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, up to $400,000,000 may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2009 there were no amounts outstanding under this credit facility (2008 — $149,800,000, bearing interest at an average rate of 1.7%). Cameco may also borrow directly in the commercial paper market. There was no commercial paper outstanding at December 31, 2009 (2008 — $152,800,000, bearing interest at an average rate of 2.7%). These amounts, when drawn, are classified as long-term debt.

In 2008, Cameco arranged for a $470,000,000, 364-day unsecured revolving credit facility, extendable for up to two additional 364-day terms upon mutual agreement with the lenders. The facility ranks equally with all of Cameco’s other senior debt. At December 31, 2008, there was $29,885,000 (Cdn) and $336,200,000 (US) outstanding under this credit facility, bearing interest at 2.30% and 2.58% respectively. Borrowings under this short-term facility were incurred to finance acquisitions [note 24]. In September 2009, this credit facility was terminated.

Cameco is bound by certain covenants in its revolving credit facilities. The significant financial covenants require a funded debt to tangible net worth ratio equal to or less than 1:1 and a tangible net worth greater than $1,250,000,000. Non-compliance with any of these covenants could result in accelerated payment and termination of the revolving credit facility. At December 31, 2009, Cameco was in compliance with covenants and does not expect its operating and investing activities in 2010 to be constrained by them.

Cameco has $597,062,000 ($400,933,000 and $187,397,000 (US)) in letter of credit facilities. The majority of the outstanding letters of credit at December 31, 2009 relate to future decommissioning and reclamation liabilities [note 12] and amounted to $592,215,000 ($396,427,000 and $187,071,000 (US)) (2008 — $428,910,000 ($294,650,000 and $109,640,000 (US)).

BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years. The interest rate associated with the lease is 7.5%.

BPLP has a $200,000,000 (Cameco’s share $63,200,000) revolving credit facility that is available until July 30, 2011, as well as $184,000,000 (Cameco’s share $58,144,000) in letter of credit facilities. As at December 31, 2009, BPLP had $35,000,000 (Cameco’s share $11,060,000) outstanding under the revolving credit facility and $184,000,000 (Cameco’s share $58,144,000) outstanding under the letter of credit facilities.

The table below represents currently scheduled maturities of long-term debt over the next five years.

2010	$11,629
2011	13,177
2012	14,852
2013	16,337
2014	18,233
Thereafter	890,254

Total	$964,482

Standby Product Loan Facilities

Cameco had arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2006, allowed Cameco to borrow up to 2,600,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,000,000 kilograms of uranium could have been borrowed in the form of UF6. Under the loan facility, standby fees of 2.25% were payable based on the market value of the facility, and interest was payable on the market value of any amounts drawn at a rate of 4.0%. Any borrowings would have been secured by letters of credit and payable in kind.

On January 29, 2008, Cameco gave notice of termination to the counterparty of the product loan arrangement. The loan facility was terminated on April 1, 2008 and the associated letter of credit facilities were cancelled on January 31, 2008. Cameco recognized previously deferred revenues and costs in its earnings during 2008.

On April 1, 2008, Cameco arranged for a standby product loan facility with one of its customers. The arrangement allows Cameco to borrow up to 2,400,000 pounds U3O8 equivalent over the period 2008 to 2011 with repayment during 2012 to 2014. Under the loan facility, standby fees of 2% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 5%. Any borrowings are payable in kind. As at December 31, 2009, Cameco did not have any loan amounts outstanding under the facility.

12. Provision for Reclamation
Cameco’s estimates of future asset retirement obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $495,112,000. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $591,548,000 in the form of letters of credit to satisfy current regulatory requirements.

Under the BPLP lease agreement, OPG, as the owner of the Bruce nuclear plants, is responsible to decommission the Bruce facility and to provide funding and meet other requirements that the Canadian Nuclear Safety Commission (CNSC) may require of BPLP as licensed operator of the Bruce facility. OPG is also responsible to manage radioactive waste associated with decommissioning of the Bruce nuclear plants.

Following is a reconciliation of the total liability for asset retirement obligations:

	2009	2008

Balance, beginning of year	$313,203	$264,055
Changes in estimates	(13,614)	26,308
Liabilities settled	(6,263)	(4,663)
Accretion expense	17,828	15,260
Impact of foreign exchange	(14,258)	12,243

Balance, end of year	$296,896	$313,203

Following is a summary of the key assumptions on which the carrying amount of the asset retirement obligations is based:
(i)	Total undiscounted amount of the estimated cash flows — $495,112,000.

(ii)	Expected timing of payment of the cash flows — timing is based on life of mine plans. The majority of expenditures are expected to occur after 2016.

(iii)	Discount rates — 5.25% to 7.50% for operations in North America and 9.00% for operations in Central Asia.
The asset retirement obligations liability relates to the following segments:

	2009	2008

Uranium	$192,544	$213,559
Fuel Services	104,352	99,644

Total	$296,896	$313,203

13. Other Liabilities

	2009	2008

Deferred sales [note 9]	$24,982	$31,511
Derivatives [note 27]	4,137	119,869
Accrued post-retirement benefit liability [note 23]	12,019	11,842
Zircatec acquisition holdback	—	2,000
BPLP
Accrued post-retirement benefit liability [note 23]	125,402	117,038
Derivatives [note 27]	36,820	534
Other	13,009	14,308

	216,369	297,102
Less current portion	(29,297)	(117,222)

Net	$187,072	$179,880

14. Share Capital
Authorized share capital:
Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of voting common shares, and
One Class B share
(a)	Common Shares

Number Issued(Number of Shares)	2009	2008

Beginning of year	365,718,923	344,398,698

Issued:
Equity issuance	26,666,400	—
Stock option plan [note 22]	453,410	115,640
Debenture conversions [note 11]	—	21,204,585

Issued share capital	392,838,733	365,718,923

(b)	Class B Share

One Class B share issued during 1988 and assigned $1 of share capital, entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

(c)	Share Issuance

On March 5, 2009, Cameco issued 26,666,400 common shares pursuant to a public offering for a total consideration of $459,995,000. The proceeds of the issue after deducting expenses were $445,532,000. Excluding the deferred tax recoveries, our net cash proceeds amounted to $440,150,000 in 2009.

15. Interest and Other

	2009	2008

Interest on long-term debt	$38,377	$51,950
Interest on short-term debt	2,366	1,377
Foreign exchange (gains) losses	(21,086)	83,006
Other charges	11,302	12,498
Interest income	(6,614)	(16,365)
Capitalized interest	(36,815)	(39,185)

Net	$(12,470)	$93,281

16. Gain on Sale of Assets

	2009	2008

Sale of geological data	$(3,674)	$(927)
Other	3,108	(3,170)

Net	$(566)	$(4,097)

17. Other Expense

	2009	2008

Writedown of investments [note 9]	$—	$(29,992)
Equity in loss of associated companies	(29,811)	(9,706)
Other	(7,101)	425

Net	$(36,912)	$(39,273)

In 2009 the equity in loss of associated companies includes a charge of $18,295,000 for the amortization of in-process research and development associated with the investment in GLE (2008 — $1,991,000). During 2008, the investments in Western Uranium Corporation, Cue Resources Ltd. and UNOR Inc. were determined to be impaired and charges of $17,092,000, $6,479,000 and $6,421,000 respectively were recognized during the year [note 9].

18. Income Taxes
The significant components of future income tax assets and liabilities at December 31 are as follows:

	2009	2008

Assets
Provision for reclamation	$89,996	$92,345
Foreign exploration and development	40,221	30,769
Income tax losses carried forward	100,783	210,454
Other	31,185	68,256

Future income tax assets before valuation allowance	262,185	401,824
Valuation allowance	(57,398)	(104,307)

Future income tax assets, net of valuation allowance	$204,787	$297,517

Liabilities
Property, plant and equipment	$338,645	$339,549
Inventories	5,618	30,567
Long-term investments and other	82,015	80,106

Future income tax liabilities	$426,278	$450,222

Net future income tax liabilities	$221,491	$152,705
Less current portion	(87,135)	(68,857)

	$134,356	$83,848

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2009	2008

Earnings before income taxes and minority interest	$766,859	$341,547
Combined federal and provincial tax rate	31.4%	32.3%

Computed income tax expense	240,794	110,320

Increase (decrease) in taxes resulting from:
Reduction in income tax rates	(10,983)	—
Provincial royalties and other taxes	—	1,988
Manufacturing and processing deduction	(3,211)	(771)
Difference between Canadian rate and rates applicable to subsidiaries in other countries	(175,969)	(176,659)
Restructuring of gold business	—	(37,053)
Change in valuation allowance	18,125	6,154
Capital and other taxes	1,824	—
Stock-based compensation plans	1,371	13,105
Other permanent differences	(19,054)	58,559

Income tax expense (recovery)	$52,897	$(24,357)

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd. (CEL), in respect of sale and purchase agreements for uranium products. In December 2008, CRA issued a notice of reassessment, which increased Cameco’s 2003 Canadian taxable income by approximately $43,000,000 (this reassessment was superseded by a reassessment issued in February 2009 and neither reassessment resulted in more than a nominal amount of cash taxes becoming payable for that year). In December 2009, CRA issued a notice of reassessment for the 2004 tax return, which increased Cameco’s 2004 Canadian taxable income by approximately $108,000,000 (which, again, did not result in more than a nominal amount of cash taxes becoming payable for that year). Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2005 through 2009 on a similar basis.

Late in 2009, CRA’s Transfer Pricing Review Committee decided not to impose a penalty for 2004 based on the documentation that had been submitted by Cameco. This followed the same decision by the Transfer Pricing Review Committee late in 2008 for the 2003 notice of reassessment.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect, and Cameco is contesting CRA’s position. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions and recognize an income tax expense of $9,000,000 in 2009 bringing the cumulative tax provision related to this matter for the years 2003 through 2009 to $24,000,000. No provisions for penalties or interest have been recorded. We do not expect any cash taxes to be payable due to availability of elective deductions and tax loss carryforwards. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2009 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s 2003 reassessment, a Notice of Appeal was filed with the Tax Court of Canada on July 22, 2009 and the litigation process is proceeding. Cameco expects to file a Notice of Appeal for the 2004 reassessment in 2010.

	2009	2008

Earnings before income taxes and minority interest
Canada	$109,534	(378,584)
Foreign	657,325	720,131

	$766,859	$341,547

Current income taxes
Canada	$17,109	$44,752
Foreign	33,551	48,352

	$50,660	$93,104

Future income taxes (recovery)
Canada	$3,885	(101,746)
Foreign	(1,648)	(15,715)

	$2,237	(117,461)

Income tax expense (recovery)	$52,897	$(24,357)

For 2009, earnings from discontinued operations (note 25) included a net income tax expense of $94,600,000 (2008 — recovery of $400,000).

Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	2009	2008

Gains (losses) on derivatives designated as cash flow hedges	$48,368	$(6,773)
Gains on derivatives designated as cash flow hedges transferred to net earnings	(48,121)	(38,415)
Unrealized gains (losses) on assets available-for-sale	466	(2,072)
Losses on assets available-for-sale transferred to net earnings	80	3,024

Total income tax expense (recovery) included in OCI	$793	$(44,236)

Accumulated other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statement of accumulated other comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of accumulated other comprehensive income:

	2009	2008

Gains on derivatives designated as cash flow hedges	$36,987	$36,740
Gains (losses) on assets available-for-sale	346	(200)

Total income tax expense included in AOCI	$37,333	$36,540

19. Statements of Cash Flows
Other Operating Items

	2009	2008

Changes in non-cash working capital:
Accounts receivable	$34,556	$(122,239)
Inventories	(74,938)	21,694
Supplies and prepaid expenses	(27,838)	(33,137)
Accounts payable and accrued liabilities	30,784	10,393
Hedge position settlements	—	52,152
Other	(46,897)	(19,899)

Total	$(84,333)	$(91,036)

20. Uranium Joint Ventures
Cameco conducts a portion of its exploration, development, mining and milling activities through joint ventures. Cameco’s significant uranium joint venture interests are comprised of:

Producing:
McArthur River	69.81%
Key Lake	83.33%
Inkai	60.00%

Non-producing:
Cigar Lake	50.03%
Uranium joint ventures allocate uranium production to each joint venture participant and the joint venture participant derives revenue directly from the sale of such product. Mining and milling expenses incurred by the joint venture are included in the cost of inventory. At December 31, 2009, Cameco’s share of property, plant and equipment in these joint ventures amounted to $2,345,000,000 (2008 — $2,233,000,000) [note 7].
21. Investment in BPLP
Cameco holds a 31.6% interest in BPLP, which is governed by an agreement that provides for joint control of the strategic operating, investing and financing activities among the three major partners. Cameco proportionately consolidates its 31.6% interest in BPLP.

Fuel Supply Agreements

Cameco has entered into fuel supply agreements with BPLP for the procurement of fabricated fuel. Under these agreements, Cameco will supply uranium, conversion services and fabrication services. Contract terms are at market rates and on normal trade terms. During 2009, sales of uranium and conversion services to BPLP amounted to $84,909,000 (2008 — $58,611,000), approximately 3.7% (2008 — 2.7%) of Cameco’s total revenue. At December 31, 2009, amounts receivable under these agreements totaled $11,505,000 (2008 — $11,131,000).

The following schedules reflect Cameco’s 31.6% proportionate interest in the balance sheets, statements of earnings and statements of cash flows of BPLP.

Balance Sheets

(Millions)	2009	2008

Current assets	$252	$190
Property, plant and equipment	390	403
Long-term receivables and investments	207	156

	$849	$749

Current liabilities	$129	$110
Long-term liabilities	320	304

	449	414

Equity	400	335

	$849	$749

Statements of Earnings

(Millions)	2009	2008

Revenue	$518	$445
Operating costs	286	285

Earnings before interest and taxes	232	160
Interest	1	13

Earnings before taxes	$231	$147

Statements of Cash Flows

(Millions)	2009	2008

Cash provided by operations	$238	$173
Cash (used in) provided by investing	(36)	4
Cash used in financing	(200)	(178)

22. Stock-Based Compensation Plans
Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. Options have not been awarded to directors since 2003 and the plan has been amended to preclude the issue of options to directors.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,580,129 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of Options)	2009	2008

Beginning of year	7,120,555	6,422,592
Options granted	1,381,039	1,154,015
Options exercised [note 14]	(453,410)	(330,852)
Options forfeited	(108,351)	(125,200)

End of year	7,939,833	7,120,555

Exercisable	5,550,148	4,957,129

Weighted average exercise prices were as follows:

	2009	2008

Beginning of year	$27.98	$25.40
Options granted	19.41	38.82
Options exercised	9.79	11.62
Options forfeited	35.68	38.77

End of year	$27.42	$27.98

Exercisable	$26.84	$22.08

Total options outstanding and exercisable at December 31, 2009 were as follows:

2009	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercisable		Exercisable
Option Price Per Share	Number	Life	Price	Number	Price

$5.75 — 13.49	1,824,320	2	$8.28	1,824,320	$8.28
13.50 — 32.99	2,892,581	6	23.42	1,533,352	26.99
33.00 — 55.00	3,222,932	6	41.84	2,192,476	42.18

	7,939,833			5,550,148

The foregoing options have expiry dates ranging from February 25, 2010 to March 2, 2018.
Non-vested stock option transactions for the respective years were as follows:

(Number of Options)	2009	2008

Beginning of year	2,163,426	2,726,113
Options granted	1,381,039	1,154,015
Options forfeited	(75,039)	(93,823)
Options vested	(1,079,741)	(1,622,879)

End of year	2,389,685	2,163,426

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allowed option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options were subsequently classified as liabilities and carried at their intrinsic value. The intrinsic value of the liability was marked to market each period and amortized to expense over the shorter of the period to eligible retirement or the vesting period.

Effective November 10, 2008, the stock option plan was amended to eliminate the alternative to settle in cash. As a result of the amendment all outstanding options are classified as equity and the fair value determined using the Black-Scholes option-pricing model. The impact of the reclassification of the stock options at November 10, 2008, was a decrease in liabilities of $25,987,000 with a corresponding increase in contributed surplus.

For the year ended December 31, 2009, Cameco has recorded a net expense of $4,372,000 (2008 recovery — $50,870,000), related to options that vested during the year.

The fair value of the options granted each year was determined using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008

Number of options granted	1,381,039	1,154,015
Average strike price	$19.41	$38.82
Expected dividend	$0.24	$0.24
Expected volatility	36%	39%
Risk-free interest rate	1.6%	2.9%
Expected life of option	4.0 years	3.5 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$5.23	$11.90

Executive Performance Share Unit (PSU), Deferred Share Unit (DSU), and Other Plans

Commencing in 2005, Cameco provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual cash flow from operations targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2009, the total PSUs held by the participants was 233,710 (2008 — 179,810).

Cameco offers a deferred share unit plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis directors can elect to receive the remaining 40% of their annual retainer and any additional fees in the form of DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2009, the total DSUs held by participating directors was 373,921 (2008 — 380,890).

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2009, the number of options held by participating employees was 267,148 (2008 — 277,549) with exercise prices ranging from $5.88 to $46.88 per share (2008 — $4.81 to $46.88) and a weighted average exercise price of $30.61 (2008 — $29.97).

Commencing in 2007, Cameco created an employee share ownership plan whereby both employee and company contributions are used to purchase shares on the open market for employees. The company’s contributions are expensed during the year of contribution. Under the plan, all employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. At December 31, 2009, there were 3,306 participants in the plan (2008 — 3,067). The total number of shares purchased in 2009 on behalf of participants, including the company contribution, was 281,207 shares (2008 — 287,847). In 2009, the company’s contributions totaled $5,166,000 (2008 — $4,513,000).

Cameco has recognized the following expenses (recoveries) under these plans:

	2009	2008

Performance share units	$3,347	$(112)
Deferred share units	4,930	(6,252)
Phantom stock options	1,531	(2,390)
Employee share ownership plan	5,166	4,513

At December 31, 2009, a liability of $18,467,000 (2008 — $10,507,000) was included in the balance sheet to recognize accrued but unpaid expenses for these plans.
23. Pension and Other Post-Retirement Benefits
Cameco maintains both defined benefit and defined contribution plans providing pension and post-retirement benefits to substantially all of its employees.

Under the defined pension benefit plans, Cameco provides benefits to retirees based on their length of service and final average earnings. The non-pension post-retirement plan covers such benefits as group life and supplemental health insurance to eligible employees and their dependents. The costs related to the non-pension post-retirement plans are charged to earnings in the period during which the employment services are rendered. However, these future obligations are not funded.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2009. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2012. The status of the defined plans is as follows:
(a)	Accrued Benefit Obligation

	Pension Benefit Plans		Other Benefit Plans
	2009	2008	2009	2008

Balance at beginning of year	$23,580	$28,441	$11,842	$13,143
Current service cost	915	1,198	435	504
Interest cost	1,683	1,569	730	629
Actuarial loss (gain)	5,647	(5,410)	(442)	(1,785)
Plan amendments	—	—	—	52
Foreign exchange	(238)	100	—	—
Benefits paid	(747)	(2,318)	(546)	(701)

	$30,840	$23,580	$12,019	$11,842

(b)	Plan Assets

	Pension Benefit Plans
	2009	2008

Fair value at beginning of year	$20,289	$23,864
Actual return on plan assets	(708)	(3,039)
Employer contributions	5,335	59
Benefits paid	(707)	(595)

Fair value at end of year	$24,209	$20,289

Plan assets consist of:

	Pension Benefit Plans
	2009	2008

Asset Category (i)
Equity securities	28%	35%
Fixed income	23%	9%
Other (ii)	49%	56%

Total	100%	100%

(i)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2009 and 2008 respectively.

(ii)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.
(c)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2009	2008	2009	2008

Fair value of plan assets	$24,209	$20,289	$—	$—
Accrued benefit obligation	30,840	23,580	12,019	11,842

Funded status of plans — deficit	(6,631)	(3,291)	(12,019)	(11,842)

Unamortized net actuarial loss	14,404	8,106	—	—

Accrued benefit asset (liability) [notes 9, 13]	$7,773	$4,815	$(12,019)	$(11,842)

(d)	Net Pension Expense

	2009	2008

Current service cost	$915	$1,198
Interest cost	1,683	1,569
Actual return on plan assets	708	3,039
Actuarial loss (gain)	5,647	(5,410)

Balance prior to adjustments to recognize the long-term
nature of employee future benefit costs	8,953	396
Difference between actual and expected return on plan assets	(1,494)	(3,859)
Difference between actuarial loss recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	(4,974)	6,258

Defined benefit pension expense	2,485	2,795
Defined contribution pension expense	13,506	13,005

Net pension expense	$15,991	$15,800

	2009	2008

Significant assumptions at December 31
Discount rate	6.0%	7.0%
Rate of compensation increase	4.5%	4.5%
Long-term rate of return on assets	5.9%	6.0%

(e)	Other Post-Retirement Benefit Expense (Recovery)

	2009	2008

Current service cost	$435	$504
Interest cost	730	629
Actuarial gain	(442)	(1,785)
Plan amendment costs	—	52

Other post-retirement benefit expense (recovery)	$723	$(600)

	2009	2008

Significant assumptions at December 31
Discount rate	6.0%	7.0%
Initial health care cost trend rate	9.0%	8.0%
Cost trend rate declines to	6.0%	6.0%
Year the rate reaches its final level	2011	2011

(f)	Pension and Other Post-Retirement Benefits Cash Payments

	2009	2008

Employer contributions to funded pension plans	$5,335	$59
Benefits paid for unfunded benefit plans	585	2,425
Cash contributions to defined contribution plans	13,506	13,005

Total cash payments for employee future benefits	$19,426	$15,489

Benefits paid by the funded pension plan were $707,000 for 2009 (2008 — $595,000). Cameco’s expected contributions for the year ended December 31, 2010 are approximately $288,820 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2010	$809	$617
2011	1,357	710
2012	1,370	751
2013	1,457	841
2014	1,862	844
2015 to 2019	12,817	4,166

BPLP

BPLP has a funded registered pension plan and an unfunded supplemental pension plan. The funded plan is a contributory, defined benefit plan covering all employees up to the limits imposed by the Income Tax Act. The supplemental pension plan is a non-contributory, defined benefit plan covering all employees with respect to benefits that exceed the limits under the Income Tax Act. These plans are based on years of service and final average salary.

BPLP also has other post-retirement benefit and other post-employment benefit plans that provide for group life insurance, health care and long-term disability benefits. These plans are non-contributory.

The effective date for the most recent valuations for funding purposes on the pension benefit plans is January 1, 2009. The next planned effective date for valuation for funding purposes of the pension benefit plans is set to be January 1, 2010. The status of Cameco’s proportionate share (31.6%) of the defined plans is as follows:
(a)	Funded Status Reconciliation

	Pension Benefit Plans		Other Benefit Plans
	2009	2008	2009	2008

Fair value of plan assets	$635,293	$546,755	$—	$—
Accrued benefit obligation	711,636	617,259	151,826	112,355

Funded status of plans — deficit	(76,343)	(70,504)	(151,826)	(112,355)

Unrecognized prior service cost	—	—	2,431	2,881
Unamortized net actuarial loss (gain)	112,956	76,565	23,993	(7,564)

Accrued benefit asset (liability) [notes 9, 13]	$36,613	$6,061	$(125,402)	$(117,038)

(b)	Pension Asset Categories

	Asset Allocation		Target Allocation
	2009	2008	2009	2008

Asset Category (i)
Equity securities	60%	56%	60%	60%
Fixed income	38%	42%	40%	40%
Cash	2%	2%	—	—

Total	100%	100%	100%	100%

The assets of the pension plan are managed on a going concern basis subject to legislative restrictions. The plan’s investment policy is to maximize returns within an acceptable risk tolerance. Pension assets are invested in a diversified manner with consideration given to the demographics of the plan participants. Rebalancing will take place on a monthly basis if outside of 3% of the target asset allocation.

(i) The defined benefit plan assets contain no material amounts of related party assets at December 31, 2009.

(c)	Net Pension Expense

	2009	2008

Current service cost	$16,562	$27,599
Interest cost	41,061	43,375
Actual return on plan assets	(65,486)	78,229
Actuarial loss (gain)	65,018	(238,037)

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	57,155	(88,834)
Difference between actual and expected return on plan assets	27,286	(121,493)
Difference between actuarial loss recognized and actual actuarial
loss (gain) on accrued benefit obligation for year	(63,677)	249,271

Net pension expense	$20,764	$38,944

	2009	2008

Significant assumptions at December 31
Discount rate	6.0%	6.8%
Rate of compensation increase	5.5%	6.0%
Long-term rate of return on assets	7.0%	7.0%

(d)	Other Benefit Plans Expense

	2009	2008

Current service cost	$4,454	$7,007
Interest cost	7,284	7,308
Actuarial loss (gain)	31,127	(36,228)

Balance prior to adjustments to recognize the long-term nature of employee future benefit costs	42,865	(21,913)
Difference between amortization of past service costs and actual plan amendments for year	450	450
Difference between actuarial (gain) loss recognized and actual actuarial loss (gain) on accrued benefit obligation for year	(31,556)	37,608

Other benefit plans expense	$11,759	$16,145

	2009	2008

Significant assumptions at December 31
Discount rate	5.8%	6.4%
Rate of compensation increase	3.5%	3.5%
Initial health care cost trend rate	10.0%	9.5%
Cost trend rate declines to	5.0%	5.0%
Year the rate reaches its final level	2019	2019

(e)	Pension and Other Post-Retirement Benefits Cash Payments

	2009	2008

Employer contributions to funded pension plans	$48,980	$37,604
Benefits paid for unfunded benefit plans	4,209	3,815

Total cash payments for employee future benefits	$53,189	$41,419

Benefits paid by the funded pension plan were $32,531,000 for 2009 (2008 — $37,015,000). BPLP’s expected contributions for the year ended December 31, 2010 are approximately $56,771,000 for the pension benefit plans.

The following are estimated future benefit payments, which reflect expected future service:

	Pension Benefit Plans	Other Benefit Plans

2010	$39,924	$4,989
2011	43,146	5,438
2012	46,583	5,965
2013	50,119	6,513
2014	53,682	7,078
2015 to 2019	317,914	43,343

24. Acquisitions
(a)	Acquisition of Interest in GE-Hitachi Global Laser Enrichment LLC (GLE)

On June 19, 2008, Cameco, through a wholly owned subsidiary acquired a 24.0% interest in GLE at an initial cost of $123,848,000 (US). In addition, a promissory note in the amount of $73,344,000 (US) was issued in support of future development of the business. The remainder of GLE is owned indirectly by General Electric Company (51%) and Hitachi Ltd. (25%). GLE is in the process of developing uranium enrichment technology. The investment in GLE extends Cameco’s involvement in the front end of the nuclear fuel cycle. The promissory note is payable on demand and bears interest at market rates. The purchase price was financed with cash and debt. The equity method is being used to account for this investment.

The purchase price allocation of Cameco’s 24.0% investment was as follows:

Cash	$46,415
Notes receivable	27,488
Property, plant & equipment	8,289
Intangible assets	115,485
Net liabilities	(603)

Equity interest acquired	$197,074

Financed by:
Bank debt	$123,774
Promissory note	73,300

$197,074

The amount allocated to the investment in GLE includes an excess purchase price of approximately $110,517,000 over Cameco’s incremental share of the book value of the underlying net assets of the business. The values assigned to assets will be amortized to income over their estimated lives.

(b)	Acquisition of Interest in Kintyre Uranium Exploration Project (Kintyre)

On August 11, 2008, a venture comprised of a wholly owned Cameco subsidiary (70%) and Mitsubishi Development Pty Ltd. (30%) acquired a 100% interest in the Kintyre uranium exploration project in the East Pilbara region of Western Australia from Rio Tinto for a total cost of $495,000,000 (US). Kintyre is an advanced exploration project located in Western Australia about 1,250 kilometres northeast of Perth.

The values assigned to the net assets acquired were as follows:

Property, plant & equipment	$501,287
Minority interest	(150,386)

Net assets acquired	$350,901

Financed by:
Bank debt	$350,901

(c)	Acquisition of Interest in GoviEx Uranium (GoviEx)

On August 22, 2008, Cameco, through a wholly owned subsidiary, acquired a 12% interest in GoviEx at an initial cost of $28,125,000 (US). GoviEx is a closely held exploration company formed in 2006 with uranium exploration properties in Niger, Africa. The equity method was being used to account for this interest until June 2009.

Cameco had an option to acquire an additional 10% interest in GoviEx for $31,250,000 (US) following completion of a due diligence review. Cameco elected not to proceed with the additional investment and it was determined in June 2009, that Cameco no longer had the ability to exert significant influence over the operations of GoviEx. The use of the equity method of accounting was discontinued and the investment in GoviEx is now accounted for as an available-for-sale security.
25. Restructuring of the Gold Business
The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the consolidated balance sheets. Operating results related to the discontinued operations have been included in earnings from discontinued operations on the consolidated statements of earnings. Comparative period balances have been restated.
(a)	Sale of Centerra Gold Inc.

On December 30, 2009, Cameco completed a public offering of 88,618,472 common shares of Centerra for net proceeds of approximately $871,000,000 and recorded a net gain of $374,000,000. Concurrent with this offering, Cameco transferred an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn pursuant to the agreement that Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of the closing of the public offering, and the transfer of the Centerra common shares to Kyrgyzaltyn, Cameco has disposed of its entire interest in Centerra.

(b)	Kyrgyz Share Transfer

In 2007, the Parliament of the Kyrgyz Republic challenged the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic. As a result, Cameco and Centerra entered into discussions with Kyrgyzaltyn culminating in the signing of two agreements in August 2007 providing for the transfer of a certain number of Centerra shares to Kyrgyzaltyn, subject to certain conditions. These agreements, however, were never ratified by the Kyrgyz parliament.

On April 24, 2009, Cameco, Centerra, the Kyrgyz Government and other parties signed a new agreement to resolve all the issues related to the Kumtor mine. On April 30, 2009, the Kyrgyz parliament ratified the agreement and enacted legislation authorizing implementation of the agreement. On June 11, 2009, closing occurred and Centerra issued 18,232,615 treasury shares to Kyrgyzaltyn and Cameco transferred 25,300,000 shares of its 113,918,000 Centerra common shares to a custodian, to be held in escrow, for ultimate release to Kyrgyzaltyn, subject to certain conditions. Cameco retained its voting rights over these shares while they were held in escrow. As a result of the public offering concluded on December 30, 2009, Cameco released the shares held in escrow to Kyrgyzaltyn.

The total amount of the after-tax loss related to this agreement is $179,000,000, of which an expense of $46,000,000 was recorded in 2009, a recovery of $20,000,000 in 2008 and an expense of $153,000,000 in 2007.

(c)	Financial Results of Discontinued Operations

The results of the operations of Centerra are presented under “discontinued operations” on the consolidated statements of earnings. The following table presents the components of the discontinued operations amounts, net of future income tax expenses [note 18]:

(Millions)	2009	2008

Sale of Centerra	$374.2	$—
Kyrgyz share transfer	(45.9)	19.9
Operating earnings	54.1	64.1

Earnings from discontinued operations	$382.4	$84.0

The following table presents the components of the operating results of Centerra:

(Millions)	2009	2008

Revenue	$770.2	$676.6

Expenses
Products and services sold	440.4	371.3
Depreciation, depletion and reclamation	122.4	85.9
Exploration	28.5	25.0
Other	37.3	33.9

Earnings before income taxes and minority interest	141.6	160.5
Income tax expense	33.4	36.6
Minority interest	54.1	59.8

Operating earnings	$54.1	$64.1

28.	Commitments and Contingencies
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a notice of claim to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. By agreement of the parties, an arbitrator has been appointed to arbitrate the claims and a schedule has been set for the next steps in the proceeding.

The Consortium served its claim on October 21, 2008, and has amended it as required, most recently on August 7, 2009. BE served its answer and counter-statement on December 22, 2008, most recently amended on July 8, 2009, and the Consortium served its reply and answer to counter-statement on January 22, 2009, most recently amended on August 7, 2009.

The Unit 8 steam generators require on-going monitoring and maintenance as a result of the defect. In addition to the $64,558,200 in damages sought in the notice of claim, the claim seeks an additional $4,900,000 spent on inspection, monitoring and maintenance of Unit 8, and $31,900,000 in costs for future monitoring and maintenance, as well as repair costs and lost revenue due to anticipated unplanned outages as a consequence of the defect in Unit 8. The initial claim had also sought damages for the early replacement of the Unit 8 steam generators due to the defect shortening their useful operating lives. However, recent inspection data and analysis of the condition of the Unit 8 steam generators now indicates that they will continue to function until the end of the Consortium’s lease of the Bruce Power facility in 2018, as was expected at the time the MPA was entered into. The claim for early replacement was thus abandoned via an amendment to the claim on August 7, 2009. The parties have completed oral discoveries and are currently in the process of completing answers to undertakings given during discoveries. The hearing is scheduled to take place in April and May 2010.

In anticipation of this claim, BE issued on February 10, 2006, and then served on Ontario Power Generation Inc. (OPG) and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

(b)	Annual supplemental rents of $26,000,000 (subject to CPI) per operating reactor are payable by BPLP to OPG. Should the hourly annual average price of electricity in Ontario fall below $30 per megawatt hour, the supplemental rent reduces to $13,000,000 per operating reactor. In accordance with the Sublease Agreement, Bruce A L.P. will participate in its share of any adjustments to the supplemental rent.

(c)	Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of BPLP. Cameco has provided the following financial assurances, with varying terms that range from 2004 to 2018:
i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2009, Cameco’s actual exposure under these assurances was nil.

ii)	Guarantees to customers under power sales agreements of up to $35,300,000. At December 31, 2009, Cameco’s actual exposure under these guarantees was $28,300,000.

iii)	Termination payments to OPG pursuant to the lease agreement of $58,300,000.

The fair value of these guarantees is nominal.
(d)	Under a supply contract with the Ontario Power Authority (OPA), BPLP is entitled to receive payments from the OPA during periods when the market price for electricity in Ontario is lower than the floor price defined under the agreement during a calendar year. On July 6, 2009, BPLP and the OPA amended the supply contract such that beginning in 2009, the annual payments received will not be subject to repayment in future years. Previously, the payments received under the agreement were subject to repayment during the entire term of the contract, dependent on the spot price in future periods. The agreement remains in effect until the earlier of December 31, 2019 or one year after the shutdown of the BPLP units. During 2009, BPLP became entitled to $526,000,000 under this agreement and currently expects to repay $12,000,000. The remaining $514,000,000 was recognized as revenue with Cameco’s share being $162,000,000.

(e)	Cameco’s North American workforce includes about 3,000 employees, of which approximately 850 (28%) belong to three separate labour unions. A collective agreement for one of the three unions, representing about 250 employees, is set to expire in 2010.

(f)	At December 31, 2009, Cameco’s purchase commitments, the majority of which are fixed price uranium and conversion purchase arrangements, were as follows:

(Millions (US))

2010	$134
2011	150
2012	169
2013	326
2014	27
Thereafter	34

Total	$840

27.	Financial Instruments

The majority of revenues at Cameco are derived from the sale of uranium products, and electricity through its investment in BPLP. Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges. These instruments have terms ranging from 2010 to 2015. At December 31, 2009, the mark-to-market gain on BPLP’s sales contracts was $96,000,000.

All financial instruments measured at fair value are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:
Level 1 — Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
Level 3 — Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.
When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measure in its entirety.
Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The fair values of Cameco’s privately held available-for-sale securities, as described in note 9, have not been disclosed because of the unavailability of a quoted market price in an active market. Cameco does not currently have plans to dispose of any of these investments.
The following tables present Cameco’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

As at December 31, 2009
Description	Total	Level 1	Level 2	Level 3
Derivative instrument assets	$210,381	$—	$197,381	$13,000
Available-for-sale securities [notes 5, 9]	207,473	207,473	—	—
Derivative instrument liabilities	(40,957)	—	(39,957)	(1,000)

Net	$376,897	$207,473	$157,424	$12,000

As at December 31, 2008
Description	Total	Level 1	Level 2	Level 3
Derivative instrument assets	$81,787	$—	$81,787	$—
Available-for-sale securities [note 9]	3,718	3,718	—	—
Derivative instrument liabilities	(120,403)	—	(120,403)	—

Net	$(34,898)	$3,718	$(38,616)	$—

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values of identical instruments traded in active markets are determined by reference to last quoted prices, in the most advantageous active market for that instrument. In the absence of an active market, we determine fair values based on quoted prices for instruments with similar characteristics and risk profiles. Fair values of financial instruments determined using valuation models require the use of inputs. In determining those inputs, we look primarily to external, readily observable market inputs, when available, including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In some circumstances, we use input parameters that are not based on observable market data. In these cases, we may adjust model values to reflect the valuation uncertainty in order to determine what the fair value would be based on the assumptions that market participants would use in pricing the financial instrument. These adjustments are made in order to determine the fair value of the instruments.
We make valuation adjustments for the credit risk of our derivative portfolios in order to arrive at their fair values. These adjustments take into account the creditworthiness of our counterparties.
Equity-accounted investments and financial instruments classified as available-for-sale comprise actively traded debt and equity securities and are carried at fair value based on available quoted prices.
There were no significant transfers between level 1 and level 2 of the fair value hierarchy. Transfers from level 2 to level 3 are noted in the preceding tables. Transfers into level 3 are comprised of BPLP derivative financial instruments with contract terms extending beyond 36 months. Previously, all BPLP derivative financial instruments were classified as level 2, but given the recent decline in electricity prices as a result of the recession, the liquidity in the market was significantly reduced, resulting in a lack of an active market and observable market inputs beyond 36 months.

Derivatives
The following tables summarize the fair value of derivatives and classification on the balance sheet:

As at December 31, 2009
	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives — sales contracts	$(2,736)	$9,082	$6,346
Foreign currency contracts	67,031	—	67,031
Cash flow hedges:
Energy and sales contracts	—	96,047	96,047

Net	$64,295	$105,129	$169,424

Classification:
Current portion of long-term receivables, investments and other [note 9]	$66,972	$87,439	$154,411
Long-term receivables, investments and other [note 9]	1,460	54,510	55,970
Current portion of other liabilities [note 13]	(445)	(19,595)	(20,040)
Other liabilities [note 13]	(3,692)	(17,225)	(20,917)

Net	$64,295	$105,129	$169,424

As at December 31, 2008
	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives — sales contracts	$(8,951)	$4,344	$(4,607)
Foreign currency contracts	(105,125)	—	(105,125)
Cash flow hedges:
Energy and sales contracts	—	71,116	71,116

Net	$(114,076)	$75,460	$(38,616)

Classification:
Current portion of long-term receivables, investments and other [note 9]	$5,793	$43,654	$49,447
Long-term receivables, investments and other [note 9]	—	32,340	32,340
Current portion of other liabilities [note 13]	(110,918)	(73)	(110,991)
Other liabilities [note 13]	(8,951)	(461)	(9,412)

Net	$(114,076)	$75,460	$(38,616)

The following tables summarize different components of the (gains) and losses on derivatives:

For the year ended December 31, 2009
	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives — sales contracts	$(4,764)	$(4,737)	$(9,501)
Foreign currency contracts	(234,066)	—	(234,066)
Interest rate contracts	401	—	401
Cash flow hedges:
Energy and sales contracts	—	(638)	(638)

Net	$(238,429)	$(5,375)	$(243,804)

For the year ended December 31, 2008
	Cameco	BPLP	Total
Non-hedge derivatives:
Embedded derivatives — sales contracts	$18,052	$2,841	$20,893
Foreign currency contracts	179,673	—	179,673
Interest rate contracts	906	—	906
Cash flow hedges:
Energy and sales contracts	—	(1,031)	(1,031)
Ongoing hedge inefficiency	2,210	—	2,210

Net	$200,841	$1,810	$202,651

Over the next twelve months, based on current exchange rates, Cameco expects an estimated $34,260,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.
Over the next twelve months, based on current prices, Cameco expects an estimated $63,876,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.
Currency
At December 31, 2009, Cameco had $1,490,000,000 (US) in forward contracts at an average exchange rate of $1.09 and €34,200,000 at an average exchange rate of $1.46. The foreign currency contracts are scheduled for use as follows:

(Millions)	US	Rate	Cdn	Euro	Rate	US
2010	$880	1.08	$950	€13	1.45	$19
2011	475	1.12	532	16	1.47	24
2012	135	1.06	143	5	1.46	7

Total	$1,490	1.09	$1,625	€34	1.46	$50

These positions consist entirely of forward sales contracts. The average exchange rate reflects the original spot prices at the time the contracts were entered into and includes forward points. The realized exchange rate will depend on the forward premium (discount) that is earned (paid) as contracts are utilized. Of these amounts $1,325,000,000 of the US-denominated contracts and $34,000,000 of the Euro-denominated contracts mature in 2010. The remaining $165,000,000 in US-denominated contracts matures in 2011.

28.	Per Share Amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the year. The weighted average number of paid shares outstanding in 2009 was 387,955,503 (2008 — 350,130,431).

	2009	2008
Basic earnings per share computation
Net earnings	$1,099,422	$450,117
Weighted average common shares outstanding	387,956	350,130

Basic earnings per common share	$2.83	$1.29

Diluted earnings per share computation

Net earnings	$1,099,422	$450,117

Weighted average common shares outstanding	387,956	350,130
Dilutive effect of stock options	1,977	1,982

Weighted average common shares outstanding, assuming dilution	389,933	352,112

Diluted earnings per common share	$2.82	$1.28

29.	Segmented Information

Cameco has three reportable segments: uranium, fuel services and electricity. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The electricity segment involves the generation and sale of electricity.

Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies.

(a)	Business Segments

2009
		Fuel		Inter-
(Millions)	Uranium	Services	Electricity	Segment	Total
Revenue	$1,551.3	$276.3	$518.3	$(30.9)	$2,315.0

Expenses
Products and services sold	901.4	203.9	243.5	(24.5)	1,324.3
Depreciation, depletion and reclamation	161.9	22.8	55.6	0.3	240.6
Exploration	49.1	—	—	—	49.1
Other	15.9	21.3	—	—	37.2
Cigar Lake remediation	17.9	—	—	—	17.9
Gain on sale of assets	(0.6)	—	—	—	(0.6)
Non-segmented expenses					(120.4)

Earnings (loss) before income taxes and minority interest	405.7	28.3	219.2	(6.7)	766.9
Income tax expense					52.9
Minority interest					(3.0)

Net earnings from continuing operations					$717.0

Assets	$5,956.1	$383.9	$904.4	$—	$7,244.4
Intangibles	$—	$97.7	$—	$—	$97.7
Capital expenditures for the year	$333.3	$20.7	$38.7	$—	$392.7

2008 (Recast)
		Fuel		Inter-
(Millions)	Uranium	Services	Electricity	Segment	Total
Revenue	$1,512.4	$251.7	$445.3	$(26.8)	$2,182.6

Expenses
Products and services sold	712.0	217.5	245.5	(28.5)	1,146.5
Depreciation, depletion and reclamation	135.9	26.6	46.0	(1.0)	207.5
Exploration	53.2	—	—	—	53.2
Other	37.9	2.0	—	—	39.9
Cigar Lake remediation	11.4	—	—	—	11.4
Gain on sale of assets	(4.1)	—	—	—	(4.1)
Non-segmented expenses					386.7

Earnings before income taxes and minority interest	566.1	5.6	153.8	2.7	341.5
Income tax recovery					(24.4)
Minority interest					(0.2)

Net earnings from continuing operations					$366.1

Assets	$4,595.7	$311.3	$826.1	$—	$5,733.1
Intangibles	$—	$101.4	$—	$—	$101.4
Capital expenditures for the year	$421.1	$77.2	$32.8	$—	$531.1

(b)	Geographic Segments

(Millions)	2009	2008
Revenue from products and services
Canada — domestic	$739.2	$589.7
— export	194.9	291.3
United States	1,380.9	1,301.6

	$2,315.0	$2,182.6

Assets
Canada	$5,755.7	$4,121.9
United States	662.9	798.2
Australia	553.1	505.1
Europe	139.0	194.9
Kazakhstan	231.4	214.4

	$7,342.1	$5,834.5

(c)	Major Customers

Cameco relies on a small number of customers to purchase a significant portion of its uranium concentrates and uranium conversion services. During 2009, revenues from one customer of Cameco’s uranium and fuel services segments represented approximately $252,699,000 (2008 — $106,799,000), about 14% (2008 — 6%) of Cameco’s total revenues from these segments. As customers are relatively few in number, accounts receivable from any individual customer may periodically exceed 10% of accounts receivable depending on delivery schedules.

During 2009, electricity revenues from one customer of BPLP represented approximately 5% (2008 — 4%) of BPLP’s total revenues.
30.	Related Party Transactions

Cameco purchases a significant amount of goods and services for its Saskatchewan mining operations from northern Saskatchewan suppliers to support economic development in the region. One such supplier is Points Athabasca Contracting Ltd. and the president of the company became a member of the board of directors at Cameco during 2009. In 2009, Cameco paid Points Athabasca Contracting $30,800,000 (2008 — $38,500,000) for construction and contracting services. The transactions were conducted in the normal course of business and were accounted for at the exchange amount. Accounts payable include a balance of $230,000 (2008 — $940,000) resulting from these transactions.

31.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.